ELIA RYAN LENIS ASSOCTAYES 207 W. 25TH SFRELI 61H FLOOR 1 NEW YORK, MY 10001 February 17, 2021 Securities and Exchange Commission Division of Corporation Finance Washington D.C. 20549 Mail Stop 3561 Attn: Mr. John Dana Brown brownj@sec.gov Re: Opening Night Enterprises LLC Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A; Filed February 18, 2021 File No. 024-10712 DELIVERED VIA E-MAIL Dear Mr. Brown: Thank you for your letter, dated January 28, 2021 with regard to post-qualification Amendment No. 6 to the above-referenced offering statement. We are now filing the seventh amended post-qualification offering statement in compliance with your letter's instructions, my discussion with you and my client's direction. We are also providing this letter in response to points raised in your January 28, 2021 letter, as follows: Exhibits — (1): The first and only comment in your office's January 28, 2021 letter requested that, the issuer file, as an exhibit to the post-qualification amended offering statement, issuer's agreement with Kristin Chenoweth, evidencing her agreement to serve in the capacities (namely as a manager of issuer and as a host of and participant in the eventual series) described in the offering circular. Your office's letter also stated that if issuer had no written agreement with Ms. Chenoweth, to please disclose that fact prominently throughout the offering circular and provide a related risk factor disclosure. Finally, your office's letter noted that Ms. Chenoweth had not signed the filed copy of issuer's operating agreement. In discussing the matter both with your office and with issuer's principals, the issuer has informed me that the only written agreement existing between issuer and Ms. Chenoweth is in the form of a short memorandum of understanding executed by Ms. Chenoweth on January 18, 2013, when the prospective name of the series was "Avenue of Dreams". Issuer also informed me that any agreements that we would need Ms. Chenoweth to review and execute would have to be submitted to her lawyers for review, a process which, according to issuer, has historically taken months in the best of circumstances. Accordingly, the issuer has concluded that the likely timeline to have Ms. Chenoweth's counsel review and approve for her signature an operating agreement and various other related documents, such as the offering RYAN J. LEN'S. (80. ATTORNEY 1 ARENT 212-95E-6700 212-9E6-5051 F wvnmdallEmn-m circular could be fatal to issuer's business and this offering due to the reality of the underlying stage play rights option clocks, which are and have been running, and due to the fact that issuer is relying on the ability to raise financing under this offering in order to continue moving the project forward into production and thereby extending its option deadlines. As such, we now proffer herewith a further amended Form 1-A and amended Exhibit 1A-2B (issuer's Operating Agreement), reflecting various minor updates throughout which effectively remove all mention of Ms. Chenoweth therefrom. While issuer still intends to move forward with Ms. Chenoweth participating in the various roles and capacities described in the previous incarnation of the Form 1-A and Operating Agreement, issuer will no longer be relying in any way whatsoever on Ms. Chenoweth's name or notoriety for the purpose of selling interests in issuer's company. It is our understanding that your office had no other issues with the most recently filed PostQualification Amendment No. 6 to Offering Statement on Form 1-A or with any other previously filed exhibits or other materials, all of which should now be up to date and filed. In conclusion, our firm believes that the SEC's requests are now addressed by the revised information provided in Form 1-A Post-Qualification Amendment No. 7, along with the new corresponding amended Exhibit 1A-2B filed therewith. Accordingly, we ask that the SEC please re-qualify the company's offering. Very truly yours, By: /s/Ryan J. Lewis Ryan J. Lewis, Esq. 207 W. 25th Street, 6th Floor New York, NY 10001 t. (212) 966-6700 f. (212) 966-6051 ryan@rlalaw.net